Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On February 13, 2026, Energy Intelligence published an article titled “US Demand, Friendly Policy Attract European Nuclear Firms,” which quoted Richard Taylor, Co-Founder, Chief Executive Officer, and Chairman of the board of ONE Nuclear Energy LLC, with respect to ONE Nuclear’s anticipated business combination with Hennessy Capital Investment Corp. VII. The full text of the article is available at https://www.energyintel.com/0000019c-4ebb-d23e-abff-cfbf523c0000.

The article included the below quotes from Mr. Taylor:

“The market is so enormous,” said Richard Taylor, chief executive of US-based energy-campus developer ONE Nuclear. Taylor’s company, which is in the process of becoming a publicly traded firm by merging with an already listed shell company, plans to deploy both gas and SMR assets at dozens of sites across the US in the coming years.

ONE Nuclear is evaluating multiple reactor suppliers — including Rolls-Royce SMR, Westinghouse, X-energy and TerraPower — selecting designs based on customer load, siting constraints, supply chains and licensing timelines. “In some cases, an 80 MW SMR may be more suitable than a 470 MW SMR,” Taylor said.

“It helps enormously for a developer to have certainty and a line of sight to commercial operation date,” said ONE Nuclear’s Taylor. “We want appropriate regulation … but reducing timelines from roughly 36 months to closer to 18 months in parts of the process makes a real difference,” he told Energy Intelligence.

******

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to statements regarding our expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this communication are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, expectations of the management team of ONE Nuclear Energy LLC (“ONE Nuclear”) concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this communication and are based on the current beliefs and assumptions of ONE Nuclear and Hennessy Capital Investment Corp. VII (“HVII”). ONE Nuclear and HVII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of HVII’s securities; (2) the failure to satisfy the conditions to the consummation of the proposed business combination, including the adoption of the definitive agreements related to the proposed business combination (the “Business Combination Agreement”) by the shareholders of HVII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (5) changes in transaction structure of the proposed business combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the proposed business combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the proposed business combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or HVII related to the Business Combination Agreement or the proposed business combination; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by HVII shareholders in connection with the proposed business combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in HVII’s Annual Report on Form 10-K for the year ended December, 31, 2024, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2025, and other filings with the SEC, including the registration statement on Form S-4 to be filed by HVII in connection with the proposed business combination. The foregoing list is not exhaustive, and there may be additional risks that neither HVII nor ONE Nuclear presently know or that HVII and ONE Nuclear currently believe are immaterial. ONE Nuclear and HVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

ONE Nuclear’s Commercial Agreements are Non-Binding

This communication contains descriptions of certain non-exclusive, key business relationships of ONE Nuclear, including with Rolls-Royce Solutions America, Inc. (“Rolls-Royce SA”). These descriptions are based on the ONE Nuclear management team’s discussions with such counterparties, the terms of certain existing non-binding collaboration agreements with such counterparties, and latest available information and estimates as of the date of this communication. In each case, no definitive agreements with such counterparties have been executed as of the date of this communication and there can be no assurance that definitive agreements with such business partners will be executed. In addition, unless and until a definitive agreement is entered into with site developers, ONE Nuclear has no rights to any sites in the US. ONE Nuclear continuously explores locations and arrangements for the deployment of ONE Nuclear’s business plan, though no assurances can be made such efforts will be successful.

Important Information for Investors and Shareholders

In connection with the proposed business combination, HVII has filed with the SEC, on December 23, 2025, a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus with respect to the securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of HVII’s ordinary shares in connection with HVII’s solicitation of proxies for the vote by HVII’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, HVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of HVII as of a record date to be established for voting on the proposed business combination.

This communication does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that HVII may file with the SEC. Before making any investment or voting decision, investors and security holders of HVII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about ONE Nuclear, HVII and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by HVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HVII may be obtained free of charge from HVII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

HVII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HVII’s shareholders in connection with the proposed business combination. For more information about the names, affiliations and interests of HVII’s directors and executive officers, please refer to HVII’s Annual Report on Form 10-K filed with the SEC on March 31, 2025, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HVII’s shareholders generally, are included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed business combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.